Exhibit 99.2

TEEKAY OFFSHORE PARTNERS ANNOUNCES

TENDER OFFER FOR ITS 6.00% SENIOR UNSECURED NOTES DUE 2019

Hamilton, Bermuda, June 12, 2018 – Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO) announced today that it, with its wholly-owned subsidiary, Teekay Finance Corp., has commenced a cash tender offer and consent solicitation (the Offer) to purchase any and all of its outstanding 6.00% Senior Notes due 2019 (the Notes), upon the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement, dated as of June 12, 2018 (the Offer to Purchase) and the related letter of transmittal.

The Offer will expire at 11:59 p.m., New York City time, on July 10, 2018, unless extended (the Expiration Time). Holders who validly tender (and do not validly withdraw) their Notes and provide their consents prior to 5:00 p.m., New York City time, on July 2, 2018, unless such date is extended or the offer is earlier terminated (the Early Tender and Consent Deadline), will be entitled to receive the total consideration of $1,025, payable in cash for each $1,000 principal amount of Notes accepted for repayment, which includes an early tender premium of $30 per $1,000 principal amount of Notes accepted for payment. Holders who validly tender (and do not validly withdraw) their Notes after the Early Tender and Consent Deadline will be entitled to receive the total consideration of $995, payable in cash for each $1,000 principal amount of Notes accepted for payment. Accrued and unpaid interest up to, but not including, the settlement date will be paid in cash on all validly tendered and accepted Notes. The settlement date for all Notes tendered prior to the Early Tender and Consent Deadline is expected to be July 3, 2018, and the settlement for Notes tendered on or after the Early Tender and Consent Deadline is expected to occur on July 11, 2018, subject to the satisfaction of the Financing Condition described below.

Holders tendering their Notes together with the related consents will be deemed to have delivered their consent to certain proposed amendments to the indenture governing the Notes, which will eliminate substantially all of the restrictive covenants and certain events of default and related provisions. Tendered Notes may not be withdrawn and consents may not be revoked after 5:00 p.m., New York City time on July 2, 2018, unless such date is extended. Following receipt of consents of at least a majority in aggregate principal amount of the outstanding Notes, Teekay Offshore will execute a second supplemental indenture effecting the proposed amendments.

The Offer is contingent upon, among other things, Teekay Offshore’s successful completion of the concurrent bond offering announced today on terms and conditions satisfactory to the Partnership and the Partnership having received the net cash proceeds of the bond offering (the Financing Condition). The Offer is not conditioned on any minimum amount of Notes being tendered. Teekay Offshore may amend, extend, or terminate the Offer in its sole discretion. There is no assurance that the Offer will be subscribed for in any amount.

The Offer is being made pursuant to the terms and conditions contained in the Offer to Purchase and the related letter of transmittal, copies of which may be requested from the Depositary and Information Agent for the Offer, Global Bondholder Services Corporation, by telephone at (866) 470-3900 or (212) 430-3774 (for eligible institutions only).

Persons with questions regarding the Offer should contact the Dealer Manager for the Offer, Citigroup Global Markets Inc., at 388 Greenwich Street, 7th Floor, New York, New York 10013, Attn: Liability Management Group, (800) 558-3745 (U.S. Toll-Free) or (212) 723-6106 (Collect).

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction

About Teekay Offshore

Teekay Offshore Partners L.P. is a leading international midstream services provider to the offshore oil production industry, focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) with consolidated assets of approximately $5.7 billion, comprised of 63 offshore assets, including floating production, storage and offloading (FPSO) units, shuttle tankers, floating storage and offtake (FSO) units, long distance towing and offshore installation vessels, a floating accommodation unit (FAU), and conventional tankers. The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts.

Teekay Offshore’s common units and preferred units trade on the New York Stock Exchange under the symbols “TOO”, “TOO PR A”, “TOO PR B” and “TOO PR E”, respectively.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-2963

Website: www.teekay.com